                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                               (Amendment No. 1)*

                          DIAL THRU INTERNATIONAL, INC.
        =================================================================
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
        =================================================================
                         (Title of Class of Securities)

                                   039801 10 5
        =================================================================
                                 (CUSIP Number)

                                  Tom Spackman
                          2602 McKinney Ave., Suite 220
                               Dallas, Texas 75204
                                  214-871-3000
        =================================================================
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 24, 2000
        =================================================================
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)(f) or (g), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. 915 282206                                           Page 2 of 7 Pages

--------------------------------------------------------------------------------
 (1) Names of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

     FOUNDERS EQUITY GROUP, INC.
     EIN # 75-2658675
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /x/
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
--------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     2602 McKinney Ave., Suite 220
     Dallas, TX 75204
--------------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                     50,000
     Number of               ---------------------------------------------------
       Shares                 (8)  Shared Voting Power
    Beneficially                    687,000
      Owned by               ---------------------------------------------------
        Each                  (9)  Sole Dispositive Power
      Reporting                      50,000
       Person                ---------------------------------------------------
        With                  (10) Shared Dispositive Power
                                    687,000
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                      687,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                        7.82%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 915 282206                                           Page 3 of 7 Pages

--------------------------------------------------------------------------------
 (1) Names of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

     SCOTT COOK
     SS # ###-##-####
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /x/
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
--------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                             / /
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     2602 McKinney Ave., Suite 220
     Dallas, TX 75204
--------------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                    237,000
     Number of               ---------------------------------------------------
       Shares                 (8)  Shared Voting Power
    Beneficially                    687,000
      Owned by               ---------------------------------------------------
        Each                  (9)  Sole Dispositive Power
      Reporting                     237,000
       Person                ---------------------------------------------------
        With                  (10) Shared Dispositive Power
                                    687,000
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                     687,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                      7.82%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 915 282206                                           Page 4 of 7 Pages

--------------------------------------------------------------------------------
 (1) Names of Reporting Person.
     S.S. or I.R.S. Identification No. of Above Person

     FOUNDERS PARTNERS VI, LLC
     EIN # 75-2882511
--------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member of a Group*               (a)  / /
                                                                     (b)  /x/
--------------------------------------------------------------------------------
 (3) SEC Use Only

--------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
--------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                        / /
--------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     2602 McKinney Ave., Suite 220
     Dallas, TX 75204
--------------------------------------------------------------------------------
                              (7)  Sole Voting Power
                                    400,000
     Number of               ---------------------------------------------------
       Shares                 (8)  Shared Voting Power
    Beneficially                    687,000
      Owned by               ---------------------------------------------------
        Each                  (9)  Sole Dispositive Power
      Reporting                     400,000
       Person                ---------------------------------------------------
        With                  (10) Shared Dispositive Power
                                    687,000
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                     687,000
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*  /X/

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                      7.82%
--------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
--------------------------------------------------------------------------------
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                               Page 5 of 7 Pages

                                  SCHEDULE 13D

ITEM 1.  SECURITY AND ISSUER

         This statement relates to the without par value common stock of Dial-Thru International, Inc. (hereinafter referred to as the "Company"). The Company's principal executive offices are located at 700 South Flower Street, Suite 2950, Los Angeles, CA 90017.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)  Name of person filing:

              This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

              (i) Founders Partners VI, LLC, a Texas limited liability company,
              (ii)  Founders Equity Group, Inc., a Texas corporation,
              (iii) Scott Cook, an individual who is Chairman and CEO of
                    Founders Equity Group, Inc.

         The Manager of Founders Partners VI, LLC is Founders Equity Group, Inc. The principal business of both Founders Equity Group, Inc. and Founders Partners VI, LLC is investment.

         (b)  Address of Principal Business Office or, if None, Residence:

              The address and principal business office of each of Founders Equity Group, Inc., Founders Partners VI, LLC and Scott Cook is 2602 McKinney Ave., Suite 220, Dallas, Texas 75204.

         (c)  Citizenship:

              (i) Founders Partners VI, LLC, is a Texas limited liability company,
              (ii)  Founders Equity Group, Inc., is a Texas corporation,
              (iii) Scott Cook, an individual who is Chairman and CEO of
                    Founders Equity Group, Inc. and resides in Texas.

         (d) Founders Partners VI, LLC, Founders Equity Group, Inc., and Scott Cook have not been convicted in a criminal proceeding during the last 5 years.

         (e) Founders Partners VI, LLC, Founders Equity Group, Inc., and Scott Cook have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last 5 years.

         (f)  Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Founders Partners VI, LLC, Founders Equity Group, Inc., and Scott Cook acquired the securities from personal funds for investment purposes.

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                                                               Page 6 of 7 Pages

ITEM 4.  PURPOSE OF TRANSACTION

         Founders Partners VI, LLC's acquisition of these shares is solely for investment purposes. Founders Partners VI, LLC is in discussions with the Company regarding additional investment in the Company. The Reporting Persons filed a 13d on October 9, 2000. Shortly thereafter, the Company delivered the shares reported on the initial 13d. Founders Partners VI, LLC subsequently purchased an additional 114,286 shares for $400,000. Those shares have yet to be delivered. Scott Cook and Founders Equity Group, Inc. continue to hold the same shares and hold these shares solely for investment purposes.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Founders Partners VI, LLC is a Texas limited liability company. Founders Partners VI, LLC is managed by Founders Equity Group, Inc., which is located in Dallas, TX. Founders Equity Group, Inc. has owned stock and debentures in the Company for years and has filed a series of 13D and amendments thereto outlining their interest in the Company. As of October 9, 2000, Founders Equity Group, Inc. owned 50,000 shares of common stock of the Company. Scott Cook, Chairman and CEO of Founders Equity Group, Inc., owned 237,000 shares of common stock of the Company. Founders Partners VI advanced cash for the purchase of 285,714 shares on July 30, 2000, and shortly after the first 13d was filed on October 9, 2000, the Company delivered the shares. Founders Partners VI, LLC advanced an additional $400,000 to the Company, but the Company has yet to deliver the additional 114,286 shares. Founders Partners VI, LLC, Founders Equity Group, Inc., and Scott Cook individually disclaim any beneficial ownership in shares of the Company held by the other Reporting Persons.

         (b) Number of shares as to which Founders Partners VI, LLC has:

               (i)   Sole power to vote on to direct the vote:            50,000
               (ii)  Shared power to vote on to direct the vote:         687,000
               (iii) Sole power to dispose or to direct the disposition:  50,000
               (iv)  Shared power to dispose or to direct disposition:   687,000

             Number of shares as to which Founders Partners VI, LLC has:

               (i)   Sole power to vote on to direct the vote:           400,000
               (ii)  Shared power to vote on to direct the vote:         687,000
               (iii) Sole power to dispose or to direct the disposition: 400,000
               (iv)  Shared power to dispose or to direct disposition:   687,000

             Number of shares as to which Scott Cook has:

               (i)   Sole power to vote on to direct the vote:           237,000
               (ii)  Shared power to vote on to direct the vote:         687,000
               (iii) Sole power to dispose or to direct the disposition: 237,000
               (iv)  Shared power to dispose or to direct disposition:   687,000

         (c) Founders Partners VI, LLC, Founders Equity Group, Inc., and Scott Cook have not effected any transaction in the securities of the Company prior to the transaction disclosed herein.


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                                                               Page 7 of 7 Pages

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES FOR THE ISSUER.

         Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


10/26/2000                                  /s/ Thomas Spackman
--------------------                        ------------------------------------
Date                                        Founders Partners VI, LLC
                                            By: Founders Equity Group, Inc.
                                            Its: Manager
                                            Thomas Spackman, President


10/26/2000                                  /s/ Tom Spackman
--------------------                        ------------------------------------
Date                                        Founders Equity Group, Inc.
                                            By: Tom Spackman
                                            Its: President


10/26/2000                                  /s/ Scott Cook
--------------------                        ------------------------------------
Date                                        Scott Cook